WAL★MART
MEXICO

FILE N°
82-4609

July 13, 2006

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for the second quarter 2006.
- Press release reports results for the second quarter 2006 and June 2006 sales.
- Report on share repurchase for June 2006.




06015262

Sincerely,



Jorge Muñoz Lopez
Accounting Director





The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	81,907,923	100	74,599,722	100
s02	CURRENT ASSETS	26,487,819	32	26,124,331	35
s03	CASH AND SHORT-TERM INVESTMENTS	8,979,304	11	11,719,973	16
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	451,521	1	421,047	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,024,467	2	1,374,170	2
s06	INVENTORIES	14,432,412	18	12,170,021	16
s07	OTHER CURRENT ASSETS	600,115	1	439,120	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	55,420,104	68	48,475,391	65
s13	LAND AND BUILDINGS	54,003,456	66	47,546,639	64
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	19,687,231	24	18,332,378	25
s16	ACCUMULATED DEPRECIATION	20,533,668	25	18,775,273	25
s17	CONSTRUCTION IN PROGRESS	2,263,085	3	1,371,647	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	29,655,759	100	24,796,885	100
s21	CURRENT LIABILITIES	23,414,839	79	19,564,974	79
s22	SUPPLIERS	18,561,771	63	15,167,191	61
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	756,898	3	1,108,595	4
s26	OTHER CURRENT LIABILITIES	4,096,170	14	3,289,188	13
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,240,920	21	5,231,911	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	52,252,164	100	49,802,837	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	52,252,164	100	49,802,837	100
s36	CONTRIBUTED CAPITAL	18,717,232	36	17,171,507	34
s79	CAPITAL STOCK	19,059,609	36	17,126,949	34
s39	PREMIUM ON SALE OF SHARES	(342,377)	(1)	44,558	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	33,534,932	64	32,631,330	66
s42	RETAINED EARNINGS AND CAPITAL RESERVES	43,942,371	84	42,597,556	86
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,407,439)	(20)	(9,966,226)	(20)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	8,979,304	100	11,719,973	100
s46	CASH	52,120	1	51,610	0
s47	SHORT-TERM INVESTMENTS	8,927,184	99	11,668,363	100
s07	OTHER CURRENT ASSETS	600,115	100	439,120	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	600,115	100	439,120	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	23,414,839	100	19,564,974	100
s52	FOREIGN CURRENCY LIABILITIES	1,500,326	6	1,195,815	6
s53	MEXICAN PESOS LIABILITIES	21,914,513	94	18,369,159	94
s26	OTHER CURRENT LIABILITIES	4,096,170	100	3,289,188	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	4,096,170	100	3,289,188	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,240,920	100	5,231,911	100
s66	DEFERRED TAXES	4,357,751	70	5,071,362	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	44,347	1	42,552	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,838,822	29	117,997	2
s79	CAPITAL STOCK	19,059,609	100	17,126,949	100
s37	CAPITAL STOCK (NOMINAL)	11,107,223	58	8,944,690	52
s38	RESTATEMENT OF CAPITAL STOCK	7,952,386	42	8,182,259	48

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 2 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	43,942,371	100	42,597,556	100
s93	LEGAL RESERVE	3,377,138	8	3,009,409	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,470,294	81	35,666,576	84
s45	NET INCOME FOR THE YEAR	5,094,939	12	3,921,571	9
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,407,439)	100	(9,966,226)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(10,407,439)	100	(9,966,226)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	168,887	63,461
s63	OTHER LOANS WITH COST	1,838,822	117,997
s72	WORKING CAPITAL	3,072,980	6,559,357
s73	PENSIONS AND SENIORITY PREMIUMS	230,522	200,962
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	135,335	115,456
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,604,933,568	4,381,242,335
s78	REPURCHASED SHARES (*)	120,853,900	42,477,700
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	87,313,769	100	75,865,743	100
r02	COST OF SALES	68,644,131	79	59,852,378	79
r03	GROSS PROFIT	18,669,638	21	16,013,365	21
r04	OPERATING EXPENSES	12,094,802	14	10,978,743	14
r05	OPERATING INCOME	6,574,836	8	5,034,622	7
r06	INTEGRAL FINANCING COST	(642,233)	(1)	(656,691)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	7,217,069	8	5,691,313	8
r08	OTHER EXPENSE AND INCOME (NET)	41,097	0	89,072	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	7,175,972	8	5,602,241	7
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,081,033	2	1,680,670	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	5,094,939	6	3,921,571	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	5,094,939	6	3,921,571	5
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	5,094,939	6	3,921,571	5
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	5,094,939	6	3,921,571	5
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	5,094,939	6	3,921,571	5

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	87,313,769	100	75,865,743	100
r21	DOMESTIC	87,313,769	100	75,865,743	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	(642,233)	100	(656,691)	100
r24	INTEREST EXPENSE	0	0	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	34,483	(5)	0	0
r26	INTEREST INCOME	519,337	(81)	607,646	(93)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(94,942)	15	(10,761)	2
r28	RESULT FROM MONETARY POSITION	(62,437)	10	(38,284)	6
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,081,033	100	1,680,670	100
r32	INCOME TAX	2,208,185	106	1,717,768	102
r33	DEFERRED INCOME TAX	(137,495)	(7)	(60,942)	(4)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	10,343	0	23,844	1
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	177,542,436	154,526,323
r39	OPERATING INCOME (**)	13,878,243	10,828,484
r40	NET INCOME OF MAJORITY INTEREST (**)	10,702,255	9,081,871
r41	NET CONSOLIDATED INCOME (**)	10,702,255	9,081,871
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,566,029	1,592,237

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	45,247,477	100	38,603,330	100
rt02	COST OF SALES	35,546,846	79	30,423,819	79
rt03	GROSS PROFIT	9,700,631	21	8,179,511	21
rt04	OPERATING EXPENSES	6,250,507	14	5,572,141	14
rt05	OPERATING INCOME	3,450,124	8	2,607,370	7
rt06	INTEGRAL FINANCING COST	(260,545)	(1)	(312,321)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,710,669	8	2,919,691	8
rt08	OTHER EXPENSE AND INCOME (NET)	(46,688)	0	49,833	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,757,357	8	2,869,858	7
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,089,634	2	860,957	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,667,723	6	2,008,901	5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,667,723	6	2,008,901	5
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,667,723	6	2,008,901	5
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,667,723	6	2,008,901	5
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	2,667,723	6	2,008,901	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

WAL - MART DE MEXICO, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	45,247,477	100	38,603,330	100
rt21	DOMESTIC	45,247,477	100	38,603,330	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(260,545)	100	(312,321)	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	17,484	(7)	0	0
rt26	INTEREST INCOME	230,603	(89)	327,705	(105)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(60,735)	23	13,851	(4)
rt28	RESULT FROM MONETARY POSITION	13,309	(5)	1,533	0
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,089,634	100	860,957	100
rt32	INCOME TAX	1,122,320	103	801,779	93
rt33	DEFERRED INCOME TAX	(32,080)	(3)	46,560	5
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	(606)	0	12,618	1
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	794,107	819,108

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	5,094,939	3,921,571
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,444,142	1,541,193
c03	RESOURCES FROM NET INCOME FOR THE YEAR	6,539,081	5,462,764
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,963,687)	(720,408)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,575,394	4,742,356
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	264,033	(24,026)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,455,832)	(2,373,962)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(4,191,799)	(2,397,988)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(3,657,445)	(2,945,135)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,273,850)	(600,767)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,253,154	12,320,740
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,979,304	11,719,973

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,444,142	1,541,193
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,566,029	1,592,237
c41	+ (-) OTHER ITEMS	(121,887)	(51,044)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,963,687)	(720,408)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	169,977	223,192
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(345,770)	180,659
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(102,524)	(73,688)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(2,000,593)	(1,491,505)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,684,777)	440,934
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	264,033	(24,026)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	264,033	(24,026)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,455,832)	(2,373,962)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(260,464)	(171,305)
c31	(-) DIVIDENDS PAID	(790,203)	(546,183)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(3,405,165)	(1,656,474)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(3,657,445)	(2,945,135)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,255,534)	(2,551,482)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	291,273	128,404
c39	+ (-) OTHER ITEMS	(693,184)	(522,057)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006
WAL - MART DE MEXICO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.83	%	5.16	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	20.48	%	18.23	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.06	%	12.17	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29	%	6.71	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.22	%	0.97	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.16	times	2.07	times
p07	NET SALES TO FIXED ASSETS (**)	3.20	times	3.18	times
p08	INVENTORIES TURNOVER (**)	9.92	times	9.68	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0.80	days	0.86	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	36.20	%	33.23	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.56	times	0.49	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.05	%	4.82	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00		0.00	
p16	NET SALES TO TOTAL LIABILITIES (**)	5.98	times	6.23	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	1.33	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.51	times	0.71	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.89	times	1.05	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.34	%	59.90	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.48	%	7.20	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.53)	%	(0.94)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00		0.00	
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(6.29)	%	1.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	106.29	%	98.99	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	89.01	%	86.63	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.23		$	1.02	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.23		$	1.02	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	6.07		$	11.37	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.38		$	0.63	
d10	DIVIDEND IN SHARES PER SHARE		0.00			0.00	
d11	MARKET PRICE TO CARRYING VALUE		5.14	times		3.96	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		25.43	times		22.01	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM PREMIUM ON SALE OF SHARES, THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: REPURCHASE OF SHARES AUTHORIZED AMOUNT AS OF JUNE 30, 2006 IS AS FOLLOWS:

AUTHORIZADED AMOUNT	Ps. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK	(260,602)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS	(3,407,137)
	PS. 4,332,261

THE RESTATED AMOUNT FOR THIS CONCEPT IS TO PS. 2,110.

NOTE 4 BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESMENT ACTIVITIES, IN THE QUARTER OF PRESENT FINANCIAL YEAR INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL STATE OF PS. 226,169, AND INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND OF PS,467,015 IN 2006 AND PS. 522,057 IN 2005.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST RETAINED EARNINGS.

NOTE 5 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

NOTE 6 - DATA PER SHARE

d01: SECOND QUARTER 2005 WAS MADE COMPARABLE WITH QUARTER 2006, CONSIDERING SHARES SPLIT REALIZED FEBRUARY 16, 2006.

d08: SINCE IS NOT POSSIBLE TO CAPTURE IN THE BOOK VALUE PER SHARE REFERENCE, FOR LAST YEAR THE AMOUNT MUST BE PS. 5.69 PESOS AFTER SPLIT TO MADE IT COMPARABLE WITH THIS INFORMATION.

d09: THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE THE LAST QUARTER, IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	20.98%	18.93%
p03:	NET INCOME TO TOTAL ASSETS	(**)	13.30%	12.40%
	ACTIVITY			
p06:	NET SALES TO TOTAL ASSETS	(**)	2.21 TIMES	2.11 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.38 TIMES	3.26 TIMES
	LEVERAGE			
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.03 TIMES	6.11 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DURING THE 2ND QUARTER, TOTAL WALMEX SALES SUMMED $45,072 MILLION PESOS, $6,632 MILLION PESOS HIGHER THAN LAST YEAR, THUS AN INCREASE OF 20.9% IN NOMINAL TERMS AND 17.3% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 10.3% AND 6.9% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES DURING THE SECOND QUARTER INCREASED 15.3% REGARDING LAST YEARS FIGURES. THE AVERAGE TICKET INCREASED 2.0%.

GROSS MARGIN WAS 21.4%, 20 BASIS POINTS HIGHER THAN 2005. IN MONETARY TERMS, GROSS PROFIT WAS 19% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 13.8% OF TOTAL REVENUES, 60 BASE-POINTS BELOW RESULTS FOR 2005. OPERATING INCOME GREW 32% THUS REPRESENTING 7.6% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 24% IN REAL TERMS, WHICH IS 9.4% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE APRIL-JUNE PERIOD TOTALED $2,668 MILLION PESOS, WHICH REPRESENTS 5.9% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 33% IN REAL GROWTH OVER THE PREVIOUS YEAR.

REGARDING THE EXPANSION PROGRAM, FOR THE APRIL-JUNE PERIOD WE OPENED 21 NEW STORES: 14 BODEGAS AURRERA, 2 WAL-MART SUPERCENTER, 1 SAMS CLUB, 2 SUBURBIA STORES AND 2 RESTAURANTS, REACHING 817 OPERATING UNITS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE AN 18.0% INCREASE IN SELF-SERVICE INSTALLED CAPACITY AND 5.5% IN RESTAURANT SEATING.

AS OF JUNE 30, 2006, CASH ON HAND FOR THE COMPANY AMOUNTED TO $8,979 MILLION PESOS, AFTER HAVING INVESTED DURING THE JANUARY-JUNE PERIOD $3,256 MILLION PESOS IN FIXED ASSETS, PAID $3,666 MILLION PESOS FOR THE REPURCHASE OF 121 MILLION SHARES AND PAID DIVIDENDS OF $790 MILLION PESOS.

MEXICO CITY, JULY 10, 2006

EDUARDO SOLORZANO
PRESIDENT AND CEO

1 - SIGNIFICANT ACCOUNTING POLICIES:

AS OF JANUARY 1, 2006, THE FINANCIAL INFORMATION STANDARDS (NIF) ISSUED BY THE MEXICAN COUNCIL FOR RESEARCH AND DEVELOPMENT OF FINANCIAL INFORMATION STANDARDS (CINIF) ARE COMPULSORY. COMPANY MANAGEMENT FEELS THAT THE IMPLEMENTATION OF THESE NEW REGULATIONS AS OF 2006 SHALL NOT CREATE ANY SIGNIFICANT IMPACT ON FINANCIAL INFORMATION, OR ON THE CORRESPONDING ACCOUNTING POLICIES.

THESE NEW REGULATIONS REPLACE THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (MEX GAAP) WICH HAD BEEN IN USE UNTIL DECEMBER 1, 2005 BY THE TERM FINANCIAL INFORMATION STANDARDS (NIF) AS OF JANUARY 1, 2006.

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT JUNE 30, 2006, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10, INCLUDED IN NIF.

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH NIF REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD AS DESCRIBED IN NOTE 3.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN D-5, INCLUDED IN NIF.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT YEAR NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

N. SALES REVENUES ARE RECOGNIZED AT THE TIME CUSTOMER TAKES POSSESSION OF MERCHANDISE.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

O. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, INCLUDED IN NIF.

P. IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THE DISPOSAL OF SUCH ASSETS ARE RECORDED BY CALCULATING THE PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS, ACCORDING TO MEXICAN ACCOUNTING BULLETIN C-15, INCLUDED IN NIF, TO DETERMINE THE VALUE IN USE OF EACH ASSETS, CONSIDERING EACH OF THE COMPANY'S STORES AND RESTAURANT AS MINIMUM CASH-GENERATING UNIT.

NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT JUNE 30, 2006, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 255,066.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE TAXES RECOVERY OF PS.1,770,059.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (NET):

MEXICAN ACCOUNTING BULLETIN B-10, INCLUDED IN NIF, SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AT JUNE 30, 2006, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 18,540,473
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	35,462,983
PROPERTY	54,003,456
FIXTURES AND EQUIPMENT	19,687,231
ACCUMULATED DEPRECIATION	(20,533,668)
CONSTRUCTION IN PROGRESS	2,263,085
PROPERTY AND EQUIPMENT -NET	PS. 55,420,104

AT JUNE 30, 2006, THE PROPERTY AND EQUIPMENT CAPTION INCLUDES PS.3,043,467 FOR PROPERTY ACQUIRED UNDER CAPITAL LEASES; THE RELATED ACCUMULATED AMORTIZATION FOR THE YEAR IS PS. 924,017.

PROPERTY RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2006 WAS PS. 620,546.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF JUNE 30, 2006, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL STATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE PAYMENT-TERM RANGING IS FROM 4.5 YEARS TO 7 YEARS.

THE LIABILITY RECORDED FOR SUCH LEASES IS PS. 1,838,822.

AN ANAYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT 5 YEARS IS AS FOLLOWS:

YEAR	AMOUNT
2007	PS. 168,887
2008	PS. 155,205
2009	PS. 133,940
2010	PS. 115,336
2011	PS. 113,466

RELATED PAYMENTS MADE IN 2007 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 7 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 3,351,521
INVENTORIES	1,971,976
OTHER ITEMS - NET	(965,746)
TOTAL	PS. 4,357,751

ON JUNE 30, 2006, THE CORPORATE INCOME TAX RATE IS 29%. IN ACCORDANCE THE INCOME TAX LAW, THE CORPORATE INCOME TAX RATE WILL BE 28% AS OF 2007.

IN CONFORMITY WITH MEXICAN ACCOUNTING BULLETIN D-4, INCLUDED IN NIF, AT JUNE 30, 2006, DEFERRED TAXES ARE RECOGNIZED ON BASICALLY ALL TEMPORARY DIFERENCES USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR INCOME TAX FOR 2006 INCLUDES TAXABLE INVENTORIES FOR THE YEAR HELD AT DECEMBER 31, 2004, SINCE THE COMPANY TOOK THE OPTION EXTENDED UNDER THE INCOME TAX LAW OF DEFERRING INCOME TAX ON INVENTORIES HELD AT THE END OF EACH YEAR SO AS TO SUBSEQUENTLY DEDUCT COST OF SALES.

AT JUNE 30, 2006, THE COMPANY HAS ACCRUED TAX LOSS CARRYFORWARDS FOR PS.42,166, WHICH CAN BE AMORTIZED, IN ACCORDANCE WITH THE INCOME TAX LAW, AGAINST TAX PROFITS GENERATED THROUGH 2009.

NOTE 8 - SENIORITY PREMIUMS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. THE BENEFITS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDERS EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(2,348,612)	PS.(174,533)	PS.(2,523,145)
PREMIUM ON SALE OF SHARES	797,142	1,383,626	2,180,768
PREMIUM ON SALE OF SHARES	PS.(1,551,470)	PS. 1,209,093	PS. (342,377)
LEGAL RESERVE	PS. 1,876,967	PS. 1,500,171	PS. 3,377,138
RETAINED EARNINGS FROM PREVIOUS YEARS	25,325,420	10,144,874	35,470,294
NET INCOME FOR THE YEAR	5,099,281	(4,342)	5,094,939
RETAINED EARNINGS AND CAPITAL RESERVE	PS.32,301,668	PS.11,640,703	PS.43,942,371

NOTE 10 - REPURCHASE OF SHARES:

DURING THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2006 WALMEX REPURCHASED 120,853,900 OF ITS OWN SHARES, AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS.148,156. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

NOTE 11 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS MEETING HELD ON FEBRUARY 9 AND 28, 2006:

A. ON FEBRUARY 9, 2006 THE BOARD OF DIRECTOR AGREED TO HAVE A SPILT OF TWO NEW SHARES FOR EACH EXISTING SHARE, THOSE THE CAPITAL STOCK OF THE COMPANY WILL BE REPRESENTED BY 8,645,916,270 SHARES. ON FEBRUARY 16, 2006 CURRENT TITLES WITH COUPON 43 WERE EXCHANGED FOR THE NEW TITLES. THE ISSUANCE OF THE NEW SHARES DOES NOT AFFECT THE CAPITAL STOCK.

B. REGULAR SHAREHOLDERS MEETING:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2006 TO REPURCHASE THE COMPANYS OWN SHARES OF PS. 8,000,000 (NOMINAL).

2. CANCELLATION OF 201,523,800 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANYS OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 368,124 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS. 368,046.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.38 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE CLOSING MARKET PRICE OF THE SHARE ON MARCH 22, 2006 AND THE PS. 0.38 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 7,2006.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.3,285,448 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 164,272,409 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

NOTE 12 - STOCK OPTION PLAN FUND

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 133,942,541 WALMEX SHARES, OF WHICH 119,019,510 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARIES COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANYS EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, IN FORCE AS OF 2005, AS SUPPLEMENTARY GUIDANCE TO NIF.

NOTE 13 - SEGMENT INFORMATION:

THE COMPANYS SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, INCLUDED IN NIF. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT JUNE 30, 2006 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICE	PS. 80,887,651	PS. 5,468,463
OTHER	6,426,118	1,106,373
CONSOLIDATED	PS. 87,313,769	PS. 6,574,836

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 14 AUTHORIZATION OF FINANCIAL STATEMENTS:

THE FINANCIAL STATEMENTS AND ITS NOTES THE SIX-MONTH PERIOD ENDING ON JUNE 30, 2006, WERE AUTHORIZED BY THE COMPANYS BOARD OF DIRECTORS IN MEETING HELD ON JULY 6, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,379	99.99
REAL ESTATE	R.E. DEVELOPMENT	19,114,182	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2006

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED

Final Printing

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 2 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF SERVICE STORE		0.00	16,292,041	0	0	0	0	0						
DEPARTAMENT STORE		0.00	830,433	0	0	0	0	0						
RESTAURANTS		0.00	171,925	0	0	0	0	0						
SELF SERVICE STORE		0.00							1,212,790	0	0	0	0	0
DEPARTAMENT STORE		0.00							49,670	0	0	0	0	0
RESTAURANTS		0.00							4,912	0	0	0	0	0
TOTAL SUPPLIERS			17,294,399	0	0	0	0	0	1,267,372	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIABILITIES		0.00	3,863,216	0	0	0	0	0						
OTHER CURRENT LIABILITIES		0.00							232,954	0	0	0	0	0
TOTAL			21,157,615	0	0	0	0	0	1,500,326	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	230,338	2,612,032	0	0	2,612,032
LIABILITIES POSITION	132,304	1,500,326	0	0	1,500,326
SHORT-TERM LIABILITIES POSITION	132,304	1,500,326	0	0	1,500,326
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	98,034	1,111,706	0	0	1,111,706

NOTES

PS. 11.3400 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	20,033,161	29,126,529	(9,093,368)	0.59	(53,651)
FEBRUARY	17,655,130	23,963,215	(6,308,085)	0.15	(9,462)
MARCH	17,415,278	27,150,454	(9,735,176)	0.13	(12,656)
APRIL	16,839,342	28,161,061	(11,321,719)	0.15	(16,983)
MAY	17,732,574	26,419,419	(8,686,845)	(0.45)	39,091
JUNE	16,113,432	25,963,712	(9,850,280)	0.09	(8,865)
RESTATEMENT				0.00	89
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(62,437)

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	982,601	100.00
SEL-SERVICE WHOLESALES	MEMBRESHIP GENERAL MERCHANDISE	535,714	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	944,644	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	91,840	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	251,285	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	69,204	100.00

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX — QUARTER: 2 — YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	86,967,298	0.0		
OTHER INCOME	0	346,471	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		87,313,769			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	45	1,065,699,229	7,539,234,339	0	8,604,933,568	1,375,601	9,731,622
TOTAL			1,065,699,229	7,539,234,339	0	8,604,933,568	1,375,601	9,731,622

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,604,933,568

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 2 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED

Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 6 MONTHS INCLUDES THE OPENING OF 86 UNITS, HAVING 19% PROGRESS THUS FAR AS OF JUNE 30, 2006, PS. 1,920,772 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 2 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.3400 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 230,338	$ 2,612,032
SUPPLIERS	US$ 111,761	$ 1,267,372
OTHER CURRENT LIABILITIES	US$ 20,543	$ 232,954

DURING JANUARY - JUNE 2006, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 94,942 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

WAL★MART
MEXICO


ESR
EMPRESA SOCIALMENTE RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JUNE 2006 SALES

Mexico City, July 7, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of June 2006, sales were $14,723 million pesos. This figure represents a 19.9% increase over sales reported the same month last year, and a 16.2% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 9.4%, and of 6.1% in real terms compared to the same month of 2005.

Real Growth

	June		January – June	
	2006	2005	2006	2005
Total sales growth (%)	**16.2**	15.4	**15.1**	12.5
Comparable sales growth (%)	**6.1**	6.6	**5.4**	5.0

Considering the five-week period from May 27 to June 30, 2006 that compares with the five-week period ending July 1, 2005, as well as the twenty-six-week period from December 31 2005 to June 30, 2006 and that compares with the twenty-six-week period that ended July 1, 2005, sales growth was as follows:

Real Growth

	5 weeks		26 weeks	
	2006	2005	2006	2005
Total sales growth (%)	**14.9**	14.5	**15.4**	13.1
Comparable sales growth (%)	**4.8**	5.8	**5.7**	5.6

Openings during the month of June:

We opened five Bodegas Aurrera in Mexico City, Panuco, Veracruz, Monterrey, Nuevo Leon, Zacatlan, Puebla and Santiago Tianguistenco, Estado de Mexico; one Suburbia and one restaurant in Mexico City. Additionally, during July we have opened one Bodega Aurrera in Acapulco, Guerrero.

Quarterly Results

Quarterly Result for the second quarter of 2006 will be released next Monday July 10, before the Market opens.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 818 units, broken down as follows:

- 226 Bodegas Aurrera
- 71 Sam's Clubs
- 107 Wal-Mart Supercenters
- 55 Superamas
- 56 Suburbias
- 303 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL★MART®

MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE SECOND QUARTER 2006

Mexico City, July 10, 2006

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the second quarter 2006. As a result of a 20.9% increase in sales over the previous year, 17.3% in real terms, once the period's inflation is accounted for, a higher gross margin and a lower level of operating expenses, operating income increased 32% in real terms versus the level achieved in 2005. EBITDA for the quarter amounted to $4,244 million pesos and represented 9.4% of total revenues, a growth in real terms of 24% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 10.3%, 6.9% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "The excellent results achieved by our Company during this quarter and so far this year, are a result of our continuous effort to exceed customers expectations and make our operation more efficient every day, so as to reinvest our savings to offer lower prices. In financial terms, I want to highlight the increase in return on capital employed, that went from 24.2% in 2004 to 28.0% this quarter, as well as the 35% real increase in earnings per share for the quarter. In the same way I feel it is important to emphasize the work done by the Wal-Mart de Mexico foundation, which during the first half of the year channeled $37.4 million pesos, equivalent to US$3.3 million dollars to different communities in Mexico. During the same period 2,795 associates who participated as volunteers in 58 activities, giving 16,282 man-hours to their communities"

Main figures are:

Second Quarter (April – June)

	2006		2005		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After inflation*
Net Sales	45,072		38,440		21	17
Other Income	175		163		11	7
Total Revenues	45,247	100.0	38,603	100.0	**21**	**17**
Cost of Sales	35,546	78.6	30,423	78.8	20	17
Gross Profit	9,701	21.4	8,180	21.2	22	19
Operating Expenses	6,251	13.8	5,573	14.4	16	12
Operating Income	3,450	7.6	2,607	6.8	**37**	**32**
EBITDA	4,244	9.4	3,426	8.9	**28**	**24**
Net Income	2,668	5.9	2,009	5.2	**37**	**33**
EPS for the quarter (in pesos)	0.308		0.228		**39**	**35**

First Half (January - June)

	2006		2005		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After inflation*
Net Sales	86,967		75,541		19	15
Other Income	347		325		11	7
Total Revenues	87,314	100.0	75,866	100.0	**19**	**15**
Cost of Sales	68,644	78.6	59,853	78.9	19	15
Gross Profit	18,670	21.4	16,013	21.1	21	17
Operating Expenses	12,095	13.9	10,978	14.5	14	10
Operating Income	6,575	7.5	5,035	6.6	**35**	**31**
EBITDA	8,141	9.3	6,627	8.7	**27**	**23**
Net Income	5,095	5.8	3,922	5.2	**34**	**30**
EPS last 12 months (in pesos)	1.226		1.024		**24**	**20**

The Company's cash position as of June 30, 2006 was $8,979 million pesos, equivalent to $792 million dollars.

Installed Capacity as of June 30, 2006:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega	10,576,723	982,601
Sam's Club	5,766,426	535,714
Wal-Mart Supercenter	10,168,255	944,644
Superama	988,570	91,840
Suburbia	2,704,828	251,285
	Seats	
Restaurants	69,204	

This installed capacity includes a Wal-Mart Supercenter and a Sam's Club opened on June 29 in Nogales, Son. And Durango, Dgo., respectively.

Opening of Distribution Center:

Today the Company opened a dry goods distribution center in Mexico City, for its Self-service division.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 818 units, broken down as follows:

226 Bodegas Aurrera
71 Sam's Clubs
107 Wal-Mart Supercenters
55 Superamas
56 Suburbias
303 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at June 30, 2006

	June 30, 2006	June 30, 2005
Assets		
Current assets:		
Cash and cash equivalents	Ps. 8,979,304	Ps. 11,719,973
Accounts receivable - net	2,475,988	1,795,217
Inventories	14,432,412	12,170,021
Prepaid expenses	600,115	439,120
Total current assets	26,487,819	26,124,331
Property and equipment - net	55,420,104	48,475,391
Total assets	Ps. 81,907,923	Ps. 74,599,722
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 18,561,771	Ps. 15,167,191
Other accounts payable	4,853,068	4,397,783
Total current liabilities	23,414,839	19,564,974
Long-term other liabilities	1,838,822	117,997
Deferred income tax	4,357,751	5,071,362
Seniority premiums	44,347	42,552
Total liabilities	29,655,759	24,796,885
Shareholders' equity:		
Capital stock	19,059,609	17,126,949
Legal reserve	3,377,138	3,009,409
Retained earnings	40,565,233	39,588,147
Accumulated result of restatement	(10,407,439)	(9,966,226)
Premium on sale of shares	2,180,768	2,186,553
Employee stock option plan fund	(2,523,145)	(2,141,995)
Total shareholders' equity	52,252,164	49,802,837
Total liabilities and shareholders' equity	Ps. 81,907,923	Ps. 74,599,722

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at June 30, 2006

	Six-month period ended June 30,	
	2006	**2005**
Net sales	Ps. 86,967,298	Ps. 75,540,960
Other income	346,471	324,783
Total revenues	87,313,769	75,865,743
Cost of sales	(68,644,131)	(59,852,378)
Gross profit	18,669,638	16,013,365
Operating expenses	(12,094,802)	(10,978,743)
Operating income	6,574,836	5,034,622
Comprehensive financing income:		
Financial income - net	484,854	607,646
Exchange gain	94,942	10,761
Monetary position gain	62,437	38,284
	642,233	656,691
Other expenses - net	(41,097)	(89,072)
Income before income tax and employee profit sharing	7,175,972	5,602,241
Income tax and employee profit sharing	(2,081,033)	(1,680,670)
Net income	Ps. 5,094,939	Ps. 3,921,571
Earnings per share last 12 months (in pesos)	Ps. 1.226	Ps. 1.024

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at June 30, 2006

	Six-month period ended June 30,			
		2006		2005
Operating activities				
Net income	Ps.	5,094,939	Ps.	3,921,571
Charges (credits) not requiring the use of (providing) resources:				
Depreciation		1,566,029		1,592,237
Seniority premiums		18,738		15,799
Deferred income tax		(140,625)		(66,843)
		6,539,081		5,462,764
Changes in:				
Accounts receivable		169,977		223,192
Inventories		(345,770)		180,659
Prepaid expenses		(102,524)		(73,688)
Accounts payable to suppliers		(2,000,593)		(1,491,505)
Other accounts payable		(1,684,777)		440,934
Resources provided by operating activities		2,575,394		4,742,356
Financing activities				
Long-term other liabilities		264,033		(24,026)
Repurchase of shares		(3,665,629)		(1,827,779)
Payment of dividends		(790,203)		(546,183)
Resources used in financing activities		(4,191,799)		(2,397,988)
Investing activities				
Purchase of property and equipment		(3,255,534)		(2,551,482)
Sale and retirement of property and equipment		291,273		128,404
Property under capital lease		(226,169)		-
Employee stock option plan - net		(467,015)		(522,057)
Resources used in investing activities		(3,657,445)		(2,945,135)
Decrease in cash and cash equivalents		(5,273,850)		(600,767)
Cash and cash equivalents at beginning of the period		14,253,154		12,320,740
Cash and cash equivalents at end of the period	Ps.	8,979,304	Ps.	11,719,973

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 30, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,353,900	8,605,433,568
30/06/2006	03063	BUY	500,000	31.016040	15,508,020	ACCIV	STOCK		120,853,900	8,604,933,568
								As of current report	120,853,900	8,604,933,568

Shareholders' equity amount	0
Capital stock amount	15,508,020

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,347,768,430	4,332,260,410

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 29, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	119,723,900	8,606,063,568
29/06/2006	03062	BUY	630,000	29.437795	18,545,811	ACCIV	STOCK		120,353,900	8,605,433,568
								As of current report	120,353,900	8,605,433,568

Shareholders' equity amount	0
Capital stock amount	18,545,811

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,366,314,241	4,347,768,430

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 28, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	119,021,300	8,606,766,168
28/06/2006	03061	BUY	702,600	28.474402	20,006,115	ACCIV	STOCK		119,723,900	8,606,063,568
								As of current report	119,723,900	8,606,063,568

Shareholders' equity amount	0
Capital stock amount	20,006,115

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,386,320,356	4,366,314,241

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 27, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	118,281,500	8,607,505,968
27/06/2006	03060	BUY	739,800	28.643743	21,190,641	ACCIV	STOCK		119,021,300	8,606,766,168
								As of current report	119,021,300	8,606,766,168

Shareholders' equity amount	0
Capital stock amount	21,190,641

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,407,510,997	4,386,320,356

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 26, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	117,781,500	8,608,005,968
26/06/2006	03059	BUY	500,000	29.658384	14,829,192	ACCIV	STOCK		118,281,500	8,607,505,968
								As of current report	118,281,500	8,607,505,968

Shareholders' equity amount	0
Capital stock amount	14,829,192

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,422,340,189	4,407,510,997

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 23, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	117,031,500	8,608,755,968
23/06/2006	03058	BUY	750,000	29.178036	21,883,527	ACCIV	STOCK		117,781,500	8,608,005,968
								As of current report	117,781,500	8,608,005,968

Shareholders' equity amount	0
Capital stock amount	21,883,527

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,444,223,716	4,422,340,189

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 22, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	116,871,500	8,608,915,968
22/06/2006	03057	BUY	160,000	28.851375	4,616,220	ACCIV	STOCK		117,031,500	8,608,755,968
								As of current report	117,031,500	8,608,755,968

Shareholders' equity amount	0
Capital stock amount	4,616,220

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,448,839,936	4,444,223,716

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 21, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	116,621,500	8,609,165,968
21/06/2006	03056	BUY	250,000	28.971160	7,242,790	ACCIV	STOCK		116,871,500	8,608,915,968
								As of current report	116,871,500	8,608,915,968

Shareholders' equity amount	0
Capital stock amount	7,242,790

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,456,082,726	4,448,839,936

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 20, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	116,121,500	8,609,665,968
20/06/2006	03055	BUY	500,000	28.708760	14,354,380	ACCIV	STOCK		116,621,500	8,609,165,968
								As of current report	116,621,500	8,609,165,968

Shareholders' equity amount	0
Capital stock amount	14,354,380

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,470,437,106	4,456,082,726

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	115,621,500	8,610,165,968
19/06/2006	03054	BUY	500,000	29.795852	14,897,926	IXE	STOCK		116,121,500	8,609,665,968
								As of current report	116,121,500	8,609,665,968

Shareholders' equity amount	0
Capital stock amount	14,897,926

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,485,335,032	4,470,437,106

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 16, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	115,371,500	8,610,415,968
16/06/2006	03053	BUY	250,000	29.712800	7,428,200	ACCIV	STOCK		115,621,500	8,610,165,968
								As of current report	115,621,500	8,610,165,968

Shareholders' equity amount	0
Capital stock amount	7,428,200

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,492,763,232	4,485,335,032

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 15, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	115,071,500	8,610,715,968
15/06/2006	03052	BUY	300,000	28.835983	8,650,795	ACCIV	STOCK		115,371,500	8,610,415,968
								As of current report	115,371,500	8,610,415,968

Shareholders' equity amount	0
Capital stock amount	8,650,795

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,501,414,027	4,492,763,232

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 13, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	114,571,500	8,611,215,968
13/06/2006	03051	BUY	500,000	26.230994	13,115,497	ACCIV	STOCK		115,071,500	8,610,715,968
								As of current report	115,071,500	8,610,715,968

Shareholders' equity amount	0
Capital stock amount	13,115,497

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,514,529,524	4,501,414,027

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 12, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	114,071,500	8,611,715,968
12/06/2006	03050	BUY	500,000	27.026432	13,513,216	ACCIV	STOCK		114,571,500	8,611,215,968
								As of current report	114,571,500	8,611,215,968

Shareholders' equity amount	0
Capital stock amount	13,513,216

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,528,042,740	4,514,529,524

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 9, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	110,103,300	8,615,684,168
09/06/2006	03049	BUY	3,968,200	28.811487	114,329,743	ACCIV	STOCK		114,071,500	8,611,715,968
								As of current report	114,071,500	8,611,715,968

Shareholders' equity amount	0
Capital stock amount	114,329,743

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,642,372,483	4,528,042,740

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 7, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	107,740,800	8,618,046,668
07/06/2006	03048	BUY	2,362,500	29.413231	69,488,758	IXE	STOCK		110,103,300	8,615,684,168
								As of current report	110,103,300	8,615,684,168

Shareholders' equity amount	0
Capital stock amount	69,488,758

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,711,861,241	4,642,372,483

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 6, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	105,116,300	8,620,671,168
06/06/2006	03047	BUY	2,624,500	29.434391	77,250,559	ACCIV	STOCK		107,740,800	8,618,046,668
								As of current report	107,740,800	8,618,046,668

Shareholders' equity amount	0
Capital stock amount	77,250,559

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,789,111,800	4,711,861,241

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 5, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	101,184,700	8,624,602,768
05/06/2006	03046	BUY	3,931,600	30.218179	118,805,793	ACCIV	STOCK		105,116,300	8,620,671,168
								As of current report	105,116,300	8,620,671,168

Shareholders' equity amount	0
Capital stock amount	118,805,793

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,907,917,593	4,789,111,800

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 2, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	96,771,300	8,629,016,168
02/06/2006	03045	BUY	4,413,400	30.293136	133,695,726	ACCIV	STOCK		101,184,700	8,624,602,768
								As of current report	101,184,700	8,624,602,768

Shareholders' equity amount	0
Capital stock amount	133,695,726

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,041,613,319	4,907,917,593

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUN 1, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	92,611,700	8,633,175,768
01/06/2006	03044	BUY	4,159,600	29.855998	124,189,009	ACCIV	STOCK		96,771,300	8,629,016,168
								As of current report	96,771,300	8,629,016,168

Shareholders' equity amount	0
Capital stock amount	124,189,009

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,165,802,328	5,041,613,319

Issuer's Comments